Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 1 of 31 pages.

om LIMITED

Wednesday September 25, 2002.

Occupational & Medical Innovations Limited
ABN 11 091 192 871
Unit 1/12 Booran Drive Slacks Creek Q 4127
PO Box 2150 Logan City BC Q 4114
Phone +61 7 3209 3099 Fax +61 7 3209 4765
Email info@omiltd.com Web www.omiltd.com

US Securities and Exchange Commission
Attn. Filing Desk
450 Fifth Street N.W.
Washington DC 20549
United States of America

RECEIVED OCT 04 2002 SEC MAIL PROCESSING WASH. D.C. 164 SECTION

SUPPL

Dear Sir/Madam,

Re: Items lodged with the Australian Stock Exchange

Please find enclosed the following documents that have recently been lodged with the Australian Stock Exchange.

02055220

Item	Date Lodged	Description
1	July 31, 2002	Company Announcement re: Appendix 4C for the Quart[illegible] 2002
2	September 13, 2002	Company Announcement Re: Appendix 4B Preliminary Final Report
3	September 17, 2002	Company Announcement re: Multi-million dollar deal for OMI
4	September 19, 2002	Company Announcement Re: Further announcement re Heads of Agreement
5	September 23, 2002	Company Announcement Re: Australian TGA approval for OMI's Scalpel

PROCESSED
OCT 09 2002
THOMSON FINANCIAL

Should you require any additional information, please do not hesitate to contact me.

Yours faithfully,

BEN GRAHAM
Administration Co-Ordinator.

LIMITED

Wednesday, 31 July, 2002

Occupational & Medical Innovations Limited
ABN 11 091 192 871
Unit 1/12 Booran Drive Slacks Creek Q 4127
PO Box 2150 Logan City BC Q 4114
Phone +61 7 3209 3099 Fax +61 7 3209 4765
Email info@omiltd.com Web www.omiltd.com

ASX Company Announcements Office

Dear Sirs,

Please find attached the Appendix 4C for the Quarter ended June 30, 2002.

Should you require any additional information, please do not hesitate to contact me.

Yours faithfully,

David Jenkins
Company Secretary

Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 3 of 31 pages.

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Occupational & Medical Innovations Limited

ABN	Quarter ended ("current quarter")
11 091 192 871	June 2002

Consolidated statement of cash flows

Cash flows related to operating activities			Current quarter $A'000	Year to date (....12...months) $A'000
1.1	Receipts from customers		28	84
1.2	Payments for	(a) staff costs	(148)	(573)
		(b) advertising and marketing	(16)	(196)
		(c) research and development	(88)	(314)
		(d) leased assets	-	-
		(e) other working capital	(274)	(862)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		29	135
1.5	Interest and other costs of finance paid		(1)	(4)
1.6	Income taxes paid		-	-
1.7	Other (provide details if material)		46	94
	Net operating cash flows		(424)	(1 636)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (...12....months) $A'000
1.8	Net operating cash flows (carried forward)	**(424)**	**(1 636)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of: (a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(21)	(34)
	(e) other non-current assets	(20)	(24)
1.10	Proceeds from disposal of: (a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	40	40
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(1)	(18)
1.14	**Total operating and investing cash flows**	(425)	(1 654)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	-
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	(21)	(38)
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	(21)	(38)
	Net increase (decrease) in cash held	(446)	(1 692)
1.21	Cash at beginning of quarter/year to date	2 711	3 957
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	2 265	2 265

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	163
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

During the quarter the consolidated entity acquired a motor vehicle at a cost of $37K by way of finance lease.

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	60	60
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	291	163
4.2	Deposits at call	1 974	2 548
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	2 265	2 711

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /does not* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: ....[signature]........................ Date: 31/7/02........
(Director/Company secretary)

Print name: David Jenkins

Notes

+ See chapter 19 for defined terms.

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

- 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
- 9.2 - itemised disclosure relating to acquisitions
- 9.4 - itemised disclosure relating to disposals
- 12.1(a) - policy for classification of cash items
- 12.3 - disclosure of restrictions on use of cash
- 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

Rules 4.1, 4.3

Appendix 4B

Half yearly/preliminary final report

Introduced 30/6/2002.

Name of entity

Occupational & Medical Innovations Limited

ABN or equivalent company reference	Half yearly (tick)	Preliminary final (tick)	Half year/financial year ended ('current period')
091 192 871		☑	30 June 2002

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

				$A'000
Revenues from ordinary activities *(item 1.1)*	Down	9.8%	to	220
Profit (loss) from ordinary activities after tax attributable to members *(item 1.22)*	Down	71.9%	to	(2 579)
Profit (loss) from extraordinary items after tax attributable to members *(item 2.5(d))*	Gain (loss) of	-		-
Net profit (loss) for the period attributable to members *(item 1.11)*	Down	71.9%	to	(2 579)

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	-¢	-¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	-¢	-¢

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*	N/A

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial performance

		Current period - $A'000	Previous corresponding period - $A'000
1.1	Revenues from ordinary activities *(see items 1.23 -1.25)*	220	244
1.2	Expenses from ordinary activities (*see items 1.26 & 1.27)*	(2 795)	(1 740)
1.3	Borrowing costs	(4)	(4)
1.4	Share of net profits (losses) of associates and joint venture entities (*see item 16.7*)	-	-
1.5	**Profit (loss) from ordinary activities before tax**	**(2 579)**	**(1 500)**
1.6	Income tax on ordinary activities *(see note 4)*	-	-
1.7	**Profit (loss) from ordinary activities after tax**	**(2 579)**	**(1 500)**
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)	-	-
1.9	**Net profit (loss)**	**(2 579)**	**(1 500)**
1.10	Net profit (loss) attributable to outside +equity interests	-	-
1.11	**Net profit (loss) for the period attributable to members**	**(2 579)**	**(1 500)**
	Non-owner transaction changes in equity		
1.12	Increase (decrease) in revaluation reserves	-	-
1.13	Net exchange differences recognised in equity	-	-
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details)	-	-
1.15	Initial adjustments from UIG transitional provisions	-	-
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	-	-
1.17	**Total changes in equity not resulting from transactions with owners as owners**	(2 579)	(1 500)

	Earnings per security (EPS)	Current period	Previous corresponding Period
1.18	Basic EPS	(10.17 cents)	(6.24 cents)
1.19	Diluted EPS	N/A	N/A

+ See chapter 19 for defined terms.

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period - $A'000	Previous corresponding period - $A'000
1.20	Profit (loss) from ordinary activities after tax (*item 1.7*)	(2 579)	(1 500)
1.21	Less (plus) outside +equity interests	-	-
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	**(2 579)**	**(1 500)**

Revenue and expenses from ordinary activities

(see note 15)

		Current period - $A'000	Previous corresponding period - $A'000
1.23	Revenue from sales or services	9	15
1.24	Interest revenue	136	229
1.25	Other relevant revenue	75	-
1.26	Details of relevant expenses		
	Employee costs	581	210
	Depreciation Expense	83	28
	Amortisation Expense	974	979
	Other expenses from ordinary activities	1157	523
1.27	Depreciation and amortisation excluding amortisation of intangibles *(see item 2.3)*	83	28
Capitalised outlays			
1.28	Interest costs capitalised in asset values	-	-
1.29	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)	3	105

Consolidated retained profits

		Current period - $A'000	Previous corresponding period - $A'000
1.30	Retained profits (accumulated losses) at the beginning of the financial period	(1 761)	(261)
1.31	Net profit (loss) attributable to members (*item 1.11*)	(2 579)	(1 500)
1.32	Net transfers from (to) reserves *(details if material)*	-	-
1.33	Net effect of changes in accounting policies	-	-

+ See chapter 19 for defined terms.

1.34	Dividends and other equity distributions paid or payable	-	-
1.35	**Retained profits (accumulated losses) at end of financial period**	(4 340)	(1 761)

Intangible and extraordinary items

		Consolidated – current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside +equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill	-	-	-	-
2.2	Amortisation of other intangibles	974	-	-	974
2.3	**Total amortisation of intangibles**	974	-	-	974
2.4	Extraordinary items (details)	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

Comparison of half year profits
(Preliminary final report only)

		Current year - $A'000	Previous year - $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	(1 217)	(703)
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	(1 362)	(797)

+ See chapter 19 for defined terms.

	Condensed consolidated statement of financial position	At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
	Cash	2 269	3 957	3 022
4.1				
4.2	Receivables	23	73	88
4.3	Investments	-	-	-
4.4	Inventories	-	-	-
4.5	Tax assets	-	-	-
4.6	Other (provide details if material)	125	-	34
4.7	**Total current assets**	**2 417**	**4 030**	**3 144**
	Non-current assets			
4.8	Receivables	-	-	-
4.9	Investments (equity accounted)	-	-	-
	Other investments	-	-	-
4.10				
4.11	Inventories	-	-	-
4.12	Exploration and evaluation expenditure capitalised *(see para .71 of AASB 1022)*	-	-	-
4.13	Development properties (+mining entities)	-	-	-
4.14	Other property, plant and equipment (net)	173	221	192
4.15	Intangibles (net)	17 487	18 458	17 971
4.16	Tax assets	-	-	-
4.17	Other (provide details if material)	924	752	903
4.18	**Total non-current assets**	**18 584**	**19 431**	**19 066**
4.19	**Total assets**	**21 001**	**23 461**	**22 210**
	Current liabilities			
4.20	Payables	52	86	59
4.21	Interest bearing liabilities	154	26	24
4.22	Tax liabilities	-	-	-
4.23	Provisions exc. tax liabilities	43	27	30
4.24	Other (provide details if material)	-	-	-
4.25	**Total current liabilities**	**249**	**139**	**113**
	Non-current liabilities			
4.26	Payables	-	-	-
4.27	Interest bearing liabilities	42	36	28

+ See chapter 19 for defined terms.

4.28	Tax liabilities	-	-	-
4.29	Provisions exc. tax liabilities	3	-	-
4.30	Other (provide details if material)	-	-	-
4.31	**Total non-current liabilities**	**45**	**36**	**28**

Condensed consolidated statement of financial position continued

4.32	**Total liabilities**	**294**	**175**	**141**
4.33	Net assets	**20 707**	**23 286**	**22 069**

	Equity			
4.34	Capital/contributed equity	25 047	25 047	25 047
4.35	Reserves	-	-	-
4.36	Retained profits (accumulated losses)	(4 340)	(1 761)	(2 978)
4.37	**Equity attributable to members of the parent entity**	**20 707**	**23 286**	**22 069**
4.38	Outside +equity interests in controlled entities	-	-	-
4.39	**Total equity**	**20 707**	**23 286**	**22 069**

4.40	Preference capital included as part of 4.37	-	-	-

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period $A'000	Previous corresponding period - $A'000
5.1	Opening balance	-	-
5.2	Expenditure incurred during current period	-	-
5.3	Expenditure written off during current period	-	-
5.4	Acquisitions, disposals, revaluation increments, etc.	-	-
5.5	Expenditure transferred to Development Properties	-	-
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	-	-

Development properties

(To be completed only by entities with mining interests if amounts are material)

+ See chapter 19 for defined terms.

		Current period $A'000	Previous corresponding period - $A'000
6.1	Opening balance	-	-
6.2	Expenditure incurred during current period	-	-
6.3	Expenditure transferred from exploration and evaluation	-	-
6.4	Expenditure written off during current period	-	-
6.5	Acquisitions, disposals, revaluation increments, etc.	-	-
6.6	Expenditure transferred to mine properties	-	-
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.13)*	-	-

Condensed consolidated statement of cash flows

		Current period $A'000	Previous corresponding period - $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	84	11
7.2	Payments to suppliers and employees	(1 941)	(677)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	-	-
7.5	Interest and other items of similar nature received	135	195
7.6	Interest and other costs of finance paid	(4)	(4)
7.7	Income taxes paid	-	-
7.8	Other (provide details if material)	94	95
7.9	**Net operating cash flows**	**(1 632)**	**(380)**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(34)	(166)
7.11	Proceeds from sale of property, plant and equipment	40	-
7.12	Payment for purchases of equity investments	-	(3)
7.13	Proceeds from sale of equity investments	-	-
7.14	Loans to other entities	-	-
7.15	Loans repaid by other entities	-	-
7.16	Other (provide details if material)	(24)	(725)
7.17	**Net investing cash flows**	**(18)**	**(894)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	-	5 000
7.19	Proceeds from borrowings	-	61
7.20	Repayment of borrowings	(38)	

+ See chapter 19 for defined terms.

7.21	Dividends paid	-	
7.22	Other (provide details if material)	-	(109)
7.23	**Net financing cash flows**	(38)	4 952
7.24	**Net increase (decrease) in cash held**	(1 688)	3 678
7.25	Cash at beginning of period *(see Reconciliation of cash)*	3 957	279
7.26	Exchange rate adjustments to item 7.25.	-	-
7.27	**Cash at end of period** *(see Reconciliation of cash)*	2 269	3 957

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

During the year the consolidated entity acquired a motor vehicle at a cost of $37K by way of hire purchase.

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $A'000	Previous corresponding period - $A'000
8.1	Cash on hand and at bank	293	142
8.2	Deposits at call	1 976	3 815
8.3	Bank overdraft	-	-
8.4	Other (provide details)	-	-
8.5	**Total cash at end of period** *(item 7.27)*	**2 269**	**3 957**

Other notes to the condensed financial statements

Ratios		Current period	Previous corresponding Period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	(1171%)	(614%)
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.11*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.37*)	(12.5%)	(6.4%)

+ See chapter 19 for defined terms.

Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

a) Net loss used in basic and diluted EPS: $2,578,531
b) Weighted average number of ordinary shares used in basic EPS: 25,353,726
c) There were no potential ordinary shares and therefore diluted EPS is equal to basic EPS.

NTA backing *(see note 7)*	Current period	Previous corresponding Period
11.1 Net tangible asset backing per +ordinary security	12.70 cents	19.05 cents

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

N/A

Control gained over entities having material effect

13.1 Name of entity (or group of entities)	N/A
13.2 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	$ -
13.3 Date from which such profit has been calculated	N/A
13.4 Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	$ -

+ See chapter 19 for defined terms.

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	N/A
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	$ -
14.3	Date to which the profit (loss) in item 14.2 has been calculated	N/A
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	$ -
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$ -

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	N/A
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	N/A
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	N/A

Amount per security

		Amount per security	Franked amount per security at % tax (see note 4)	Amount per security of foreign source dividend
	(Preliminary final report only)			
15.4	**Final dividend:** Current year	- ¢	- ¢	- ¢
15.5	Previous year	- ¢	- ¢	- ¢
	(Half yearly and preliminary final reports)			
15.6	**Interim dividend:** Current year	- ¢	- ¢	- ¢
15.7	Previous year	- ¢	-¢	- ¢

+ See chapter 19 for defined terms.

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

	Current year	Previous year
15.8 +Ordinary securities	- ¢	- ¢
15.9 Preference +securities	- ¢	- ¢

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

	Current period $A'000	Previous corresponding period - $A'000
15.10 +Ordinary securities *(each class separately)*	-	-
15.11 Preference +securities *(each class separately)*	-	-
15.12 Other equity instruments *(each class separately)*	-	-
15.13 Total	-	-

The +dividend or distribution plans shown below are in operation.

N/A

The last date(s) for receipt of election notices for the +dividend or distribution plans: N/A

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

N/A

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':	Current period $A'000	Previous corresponding period - $A'000
16.1 Profit (loss) from ordinary activities before tax	-	-
16.2 Income tax on ordinary activities	-	-
16.3 Profit (loss) from ordinary activities after tax	-	-
16.4 Extraordinary items net of tax	-	-

+ See chapter 19 for defined terms.

16.5 **Net profit (loss)**	-	-
16.6 Adjustments	-	-
16.7 **Share of net profit (loss) of associates and joint venture entities**	-	-

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) *(item 1.9)*	
17.1 **Equity accounted associates and joint venture entities**	Current period	Previous corresponding period	Current period $A'000	Previous corresponding period - $A'000
	-	-	-	-
17.2 **Total**	-	-	-	-
17.3 Other material interests	-	-	-	-
17.4 **Total**	-	-	-	-

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*	-	-	-	-
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions	-	-	-	-
18.3	**+Ordinary securities**	25 353 726	25 353 726	N/A	N/A
18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	-	-	-	-
18.5	**+Convertible debt securities** *(description and conversion factor)*	-	-	-	-
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	-	-	-	-
18.7	**Options** *(description and conversion factor)*			*Exercise price*	*Expiry date (if any)*
		-	-	-	-
18.8	Issued during current period	-	-	-	-
18.9	Exercised during current period	-	-	-	-
18.10	Expired during current period	-	-	-	-
18.11	**Debentures** *(description)*	-	-		
18.12	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				

+ See chapter 19 for defined terms.

18.13	**Unsecured notes** *(description)*	-	-
18.14	Changes during current period		
	(a) Increases through issues		
	(b) Decreases through securities matured, converted		

Segment reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting*. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

The consolidated entity operates predominately in one business and geographical segment being the development of safety products in Australia.

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting*. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1 *If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting.* ***It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.*** *The financial statements in this report are "condensed financial statements" as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report.* [Delete if preliminary final report.]

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

N/A

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

+ See chapter 19 for defined terms.

N/A

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

NIL

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with *AASB 1029: Interim Financial Reporting*. Disclose changes in accounting policies in the preliminary final report in accordance with *AASB 1001: Accounting Policies-Disclosure*).

N/A

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

N/A

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

N/A

+ See chapter 19 for defined terms.

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	N/A
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	N/A

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	ASX Lecture Theatre Brisbane
Date	Thursday November 21, 2002
Time	10:00am
Approximate date the +annual report will be available	October 28, 2002

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used	

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does/~~does not~~* *(delete one)* give a true and fair view of the matters disclosed (see note 2).

+ See chapter 19 for defined terms.

4 This report is based on +accounts to which one of the following applies.
(Tick one)

☐	The +accounts have been audited.	☐	The +accounts have been subject to review.
☑	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications ~~are attached~~/will follow immediately they are available* *(delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

6 The entity has/~~does not have*~~ *(delete one)* a formally constituted audit committee.

Sign here: ....Jenkins........................ Date: .....13/ 9/2002......................
(Director/Company Secretary)

Print name: David Jenkins

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section. Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1. The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Condensed consolidated statement of financial performance**

Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of Financial Performance*.

+ See chapter 19 for defined terms.

Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column "Franked amount per security at % tax" for items 15.4 to 15.7.

5. **Condensed consolidated statement of financial position**

Format The format of the consolidated statement of financial position should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Interim Financial Reporting,* and *AASB 1040: Statement of Financial Position.* Also, banking institutions, trusts and financial institutions may substitute a clear liquidity ranking for the Current/Non-Current classification.

Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets.* If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

6. **Condensed consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows.* Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026.* +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. If an entity reports exact figures, the $A'000 headings must be amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, and the $A'000 headings must be amended.

10. **Comparative figures** Comparative figures are to be presented in accordance with *AASB 1018* or *AASB 1029 Interim Financial Reporting* as appropriate and are the unadjusted figures from

+ See chapter 19 for defined terms.

the latest annual or half year report as appropriate. However, if an adjustment has been made in accordance with an accounting standard or other reason or if there is a lack of comparability, a note explaining the position should be attached. For the statement of financial performance, *AASB 1029 Interim Financial Reporting* requires information on a year to date basis in addition to the current interim period. Normally an Appendix 4B to which *AASB 1029 Interim Financial Reporting* applies would be for the half year and consequently the information in the current period is also the year to date. If an Appendix 4B Half yearly version is produced for an additional interim period (eg because of a change of reporting period), the entity must provide the year to date information and comparatives required by *AASB 1029 Interim Financial Reporting.* This should be in the form of a multi-column version of the consolidated statement of financial performance as an attachment to the additional Appendix 4B.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a director's report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one exists) must be complied with.

13. **Corporations Act financial statements** This report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15 **Details of expenses** *AASB 1018* requires disclosure of expenses from ordinary activities according to either their nature or function. For foreign entities, there are similar requirements in other accounting standards accepted by ASX. *AASB ED 105* clarifies that the disclosures required by *AASB 1018* must be either *all* according to nature or *all* according to function. Entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts.

The information in lines 1.23 to 1.27 may be provided in an attachment to Appendix 4B.

Relevant Items *AASB 1018* requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. The term "relevance" is defined in *AASB 1018*. There is an equivalent requirement in *AASB 1029: Interim Financial Reporting*. For foreign entities, there are similar requirements in other accounting standards accepted by ASX.

16 **Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

+ See chapter 19 for defined terms.

17. **Discontinuing operations**

Half yearly report

All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

Preliminary final report

Entities must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of *AASB 1029: Interim Financial Reporting*, or, the details of discontinuing operations they are required to disclose in their +accounts in accordance with *AASB 1042 Discontinuing Operations*.

In any case the information may be provided as an attachment to this Appendix 4B.

18. **Format**

This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.

+ See chapter 19 for defined terms.

LIMITED

Occupational & Medical Innovations Limited
ABN 11 091 192 871
Unit 1/12 Booran Drive Slacks Creek Q 4127
PO Box 2150 Logan City BC Q 4114
Phone +61 7 3209 3099 Fax +61 7 3209 4765
Email info@omiltd.com Web www.omiltd.com

ASX Company Announcements Office
1300 300 021

Multi-million dollar deal for OMI

LOGAN based medical device company Occupational & Medical Innovations Limited (OMI) has entered into a multi-million dollar deal with one of the world's leading manufacturers and suppliers of medical products, which will see OMI's unique Needle Free Access Valve distributed throughout the world.

In the most significant announcement since the company was founded, OMI has signed an exclusive Heads of Agreement with B.Braun Australia. The five-year Agreement will see the OMI designed valve distributed to the domestic market initially, then throughout Asia, with the potential to expand into Europe and America.

OMI Founder and Managing Director, Bruce Kiehne said the deal was tremendous news for the company.

"B.Braun is one of the largest and most respected medical companies in the world and this deal is a huge endorsement for OMI technology," Mr Kiehne said.

Valves are used in hospitals to reduce the number of needle sticks required in patient care. They can be attached to IV lines, catheters or other preferred sites, to allow drugs to be administered. The OMI valve is unique for a number of reasons: it has a flat surface and is easier to sterilise, it is compact in size and the valve is pressure positive, therefore preventing blood from clotting in the valve's chamber.

The other distinguishing feature is the valve contains only three parts and is cost effective to manufacture. The OMI valves will initially be manufactured off shore.

Managing Director of B.Braun Australia and South Pacific, David Crawford, said this is the first time the company has purchased Australian technology.

"We were very excited when we saw the OMI valve, because we believe it is superior to any valves currently on the market," Mr Crawford said.

B.Braun was founded over 165 years ago in Germany and is one of the largest manufacturers and suppliers to international health care markets. The company has made numerous pioneering developments in health care, has over 28 000 employees in 50 countries and a turnover in excess of 2.6 billion Euro.

Mr Crawford said B.Braun had agreed to purchase not less than 4 million units of the OMI Needle Free Access Valve per year.

The worldwide market for valves is huge, currently estimated at over one hundred million units per year in the United States alone. However, this figure is tipped to rapidly increase, as more countries embrace needle free technology.

"Valves are already used extensively in the United States and Australia, but the technology is not widely used in Europe and Asia and we see huge potential for growth in these markets," Mr Crawford said.

The Agreement is subject to completion of satisfactory clinical trials and finalisation of a number of other terms.

OMI has also designed an automatically retracting syringe and a safety scalpel and has international patents on both designs. The scalpel, which comes with a unique blade guard, has been subjected to trials in the United States. The interest generated from these trials has prompted the company to apply for approval from the US regulatory body, the Food and Drug Administration (FDA).

"There is intense interest coming from the United States for the scalpel and we are currently involved in negotiations with a number of companies," Mr Kiehne said.

"Our next objective will be to focus on the automatic retracting syringe and see it introduced to the global market."

Bruce Kiehne
Managing Director

LIMITED
Occupational & Medical Innovations Limited
ABN 11 091 192 871
Unit 1/12 Booran Drive Slacks Creek Q 4127
PO Box 2150 Logan City BC Q 4114
Phone +61 7 3209 3099 Fax +61 7 3209 4765
Email info@omiltd.com Web www.omiltd.com

19th September 2002

To the ASX Company Announcement Office,

Regarding the announcement made on September 17 2002 in regard to the Heads of Agreement between B.Braun Australia and Occupational & Medical Innovations Limited (OMI), B.Braun has initially agreed to buy a minimum of 4 million units per year over the next 5 years for the Australian Market and are looking to expand this to Europe and the USA.

However at this stage, the minimum quantities that B.Braun wish to purchase equates to around $6 million over the next 5 years and not the $200 million as quoted in the Sydney Morning Herald Thursday September 19 2002.

As negotiations with B.Braun continue we will keep our shareholders and the ASX notified of any developments that may occur.

For further details please contact OMI Managing Director Bruce Kiehne on (07) 3209 3099.

BRUCE KIEHNE
Managing Director

LIMITED

ASC Company Announcements Office
1300 300 021

Occupational & Medical Innovations Limited
ABN 11 091 192 871
Unit 1/12 Booran Drive Slacks Creek Q 4127
PO Box 2150 Logan City BC Q 4114
Phone +61 7 3209 3099 Fax +61 7 3209 4765
Email info@omiltd.com Web www.omiltd.com

Australian TGA approval for OMI's Scalpel

Queensland based medical device company Occupational & Medical Innovations has had another win, with its innovative surgical scalpel approved for sale in Australia, by the Therapeutic Goods Administration (TGA).

Founder and Managing Director Bruce Kiehne said the scalpel approval was another significant step forward for the company. "This means we can begin marketing and selling our scalpels here and I'm very pleased to say that they'll be sold under the OMI label," Mr Kiehne said.

It's the second announcement for OMI in as many weeks, after the company revealed it had signed a Heads of Agreement with one of the world's largest medical companies B.Braun. Mr Kiehne said "These announcements have been many months in the making and it's very exciting to see them coming to fruition."

The OMI Safety Scalpel has already been trialled at Brisbane's Princess Alexandra Hospital by leading Queensland Liver Transplant surgeon, Professor Russell Strong. He hailed the instrument a success and a breakthrough in safety standards.

"The main difference between conventional scalpels and this design is in the safety features," Professor Strong said.

"The OMI scalpel has a unique blade guard, allowing the instrument to be rendered completely safe, which is very important in an operating theatre. Injuries can occur when scalpel blades are attached or removed from handles or simply when the instrument is being handled or passed during an operation." The scalpel has also been subject to trials in the United States. The interest generated from these trials has prompted OMI to apply for approval from the US regulatory body, the Food and Drug Administration (FDA).

"There is considerable interest coming from the United States for the scalpel and we are currently involved in negotiations with a number of companies," Mr Kiehne said.

"Fuelling this interest is the fact that the United States has laws that are designed to minimise public liability suits.

The OMI scalpels are being manufactured in Shanghai and the first shipment is due to arrive within the next few weeks.

Bruce Kiehne
Managing Director